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                         Del Global Technologies Corp.
                               One Commerce Park
                            Valhalla, New York 10595
                                 (914) 686-3600


                                    February 21, 2003

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      Del Global Technologies Corp.
                  Delaying Amendment to Registration Statement on Form S-1 (File No. 333-103148)
                  ---------------------------------------------------------

Ladies and Gentlemen:

                  Reference is hereby made to the Registration Statement on Form S-1 filed by Del Global Technologies Corp. (the "Registrant") with the United States Securities and Exchange Commission on February 12, 2003 (the "Registration Statement").

                  The following shall constitute a delaying amendment to the Registration Statement pursuant to Rule 473 under the Securities Act of 1933, as amended:

                     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                  If you have any questions or require additional information, please contact our counsel by calling either Stephen B. Selbst at (212) 547-5362 or Amy S. Leder at (212) 547-5514.

                                    Very truly yours,

                                    DEL GLOBAL TECHNOLOGIES CORP.


                                    By:  /s/ Samuel E. Park
                                         --------------------------------
                                    Name:  Samuel E. Park
                                    Title: President and Chief Executive
                                           Officer